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EXHIBIT 12.1

UBIQUITEL INC. AND SUBSIDIARIES

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Fiscal Year Ended December 31,
	2002	2001	2000	For the Period From Inception (September 29, 1999) to December 31, 1999)
Loss from continuing operations before income taxes and extraordinary items	$(129,314)	$(107,501)	$(27,820)	$(1,978)
Add:
Fixed charges less capitalized interest	51,607	43,300	24,511	29

"Earnings" as defined	$(77,707)	$(64,201)	$(3,309)	$(1,949)

Fixed charges
Interest expense (including amortization of debt discount and amounts capitalized)	$46,004	$43,871	$27,709	$29
Interest element of rentals	4,723	3,604	740	—

Total fixed charges	$50,727	$47,475	$28,449	$29

Deficiency of earnings to fixed charges	$128,434	$111,676	$31,758	$1,978

Three Months Ended 31, March 2003
Income from continuing operations before income taxes and extraordinary items	$16,168
Add:
Fixed charges less capitalized interest	11,563

"Earnings" as defined	$27,731

Fixed charges
Interest expense (including amortization of debt discount and amounts capitalized)	$10,127
Interest element of rentals	1,216

Total fixed charges	$11,343

Ratio of earnings to fixed charges	2.4x

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UBIQUITEL INC. AND SUBSIDIARIES STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)